April 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C. 20549

Attention:	Cecilia Blye, Chief Jennifer Hardy, Special Counsel

Re:	Airgain, Inc. Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 15, 2018 File No. 1-37851

Dear Ms. Blye:

Airgain, Inc. (“Airgain” or the “Company”) is in receipt of the Staff’s letter dated March 28, 2018 with respect to the above-referenced annual report on Form 10-K. The Company has set forth below the numbered comment of your letter in italics type followed by the Company’s response thereto.

General

1.	On page 5, you identify Samsung as a customer, and in your 2016 10-K, you identified Huawei Technologies as a customer. Each of these companies sells its mobile products in Syria and Sudan. Your website lists contact information for Europe, the Middle East and Africa. Syria, located in the Middle East, and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about those countries in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and/or Sudan, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements.

Airgain’s Response: As explained in greater detail below, the Company does not have any direct or indirect arrangements or other contacts with parties in Syria or Sudan (the “Sanctioned Countries”) and we do not anticipate such contacts in the future. The Company understands and is committed to complying with the export controls and economic sanctions regulations applicable to its international business operations, including, without limitation, U.S. laws.

Upon receipt of the Staff’s comments, the Company conducted a review of its business dealings with Samsung and Huawei Technologies (collectively, the “Inquiry Group”). The Company has found no evidence that the Company has had any past, or has any current or anticipated, contacts with the Sanctioned Countries, either directly or indirectly. To the Company’s knowledge, the Company provides no products, directly or indirectly, to the Sanctioned Countries, and the Company does not have any agreements, arrangements or other contacts with the governments of the Sanctioned Countries or entities they control.

April 9, 2018

The Company is a provider of antenna technologies that are used in a broad range of devices, such as set-top boxes, access points, routers, modems, gateways, media adapters, portables, digital televisions, sensors, fleet and asset tracking devices. The Company sells directly to wireless carriers, retailers, original equipment manufacturers, original design manufacturers, and end users.

The Company understands that Huawei uses the Company’s gateway products in China, and these products are adapted for use in the Chinese market. The Company also ships antenna products to Samsung, which integrates these antennas into its products for sale to enterprise clients in the United States, Europe, and Asia. The Company’s supply agreement requires the Company’s customers to comply with applicable export control laws, including applicable laws of the United States.

Notably, with respect to the specific products cited by the Staff as sold by the Inquiry Group, the Company respectfully advises the Staff that none of the Company’s products are used in mobile devices. Therefore, none of the Company’s products are incorporated into mobile devices sold by the Inquiry Group into the Sanctioned Countries.

Further, the Company respectfully advises the Staff that the Company’s EMEA (Europe, Middle East and Africa) business is limited to activities in Europe, Turkey and Tunisia. The Company does not maintain any offices in the Middle East or Africa. The Company’s website identifies an office in the United Kingdom with responsibility for EMEA. Today, that office’s activities are limited to Europe, Turkey and Tunisia.

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Please direct any comments or questions regarding the foregoing to the undersigned at 760-932-0241 or adoradla@airgain.com.

Respectfully Submitted,

/s/ Anil Doradla
Anil Doradla
Chief Financial Officer

cc:	Ashley Hunter, Director of Finance, Airgain, Inc.
Matthew Bush, Latham & Watkins LLP
Les Carnegie, Latham & Watkins LLP
Larry Spirgel, Assistant Director, Securities and Exchange Commission